Exhibit (a)(8)

1850 RAMTRON DRIVE

COLORADO SPRINGS, COLORADO 80921

July 5, 2012

Dear Fellow Stockholder:

On June 21, 2012, Cypress Semiconductor Corporation (“Cypress”), through Rain Acquisition Corp., a wholly-owned subsidiary of Cypress (“Purchaser”), launched an unsolicited tender offer (the “Offer”) to acquire your shares of common stock (“Shares”) of Ramtron International Corporation (“Ramtron” or the “Company”) for $2.68 per share in cash.

The Board of Directors of Ramtron (the “Board”) has reviewed the Offer with the assistance of the Company’s management and legal and financial advisors and, after careful consideration, the Board has unanimously determined that the Offer is inadequate, undervalues the Company and is not in the best interests of the Company and its stockholders.

The Board of Directors unanimously recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

In reaching its recommendation, the Board considered several factors, including:

•

The Offer Undervalues the Company’s F-RAM Intellectual Property and Long-Term Growth Prospects, and Seeks to Capture Long Term Value that Rightly Belongs to Ramtron Stockholders. The Board believes that the Offer undervalues the Company’s F-RAM intellectual property and long-term growth prospects, and seeks to capture long term value that rightly belongs to Ramtron stockholders because:

•	the Company possesses valuable F-RAM intellectual property and F-RAM technological expertise;

•	recent operational improvements and new product introductions have strengthened the Company’s competitive position and enlarged the Company’s addressable market;

•

the Company is gaining traction with its demand creation initiatives to drive global adoption of its F-RAM solutions and fully exploit the untapped opportunities for F-RAM-based low energy and high data integrity solutions in the semiconductor market; and

•	recent design wins and planned new product introductions support the Company’s goal of accelerating revenue growth beginning in 2013.

•

The Board has Instructed Ramtron’s Management, with the Assistance of Ramtron’s Advisors, to Explore Strategic Alternatives to Maximize Stockholder Value. The Board is committed to acting in the best interest of the Company’s stockholders and has instructed the Company’s management, with the assistance of the Company’s advisors, to explore strategic alternatives, including, but not limited to:

•	a sale of the Company;

•	a strategic alignment with one or more investors or joint venture counterparties;

•	other potential strategic transactions to recognize the long-term value of the Company for its stockholders; or

•	continuing with the Company’s current growth plans.

As part of this process, the Company’s management, with the assistance of the Company’s financial advisors, has engaged in discussions with a number of other parties, including major semiconductor companies, regarding a potential transaction, has entered into confidentiality agreements with certain parties and is providing those parties an opportunity to engage in a due diligence review of confidential information. No assurance can be given as to whether any of these contacts will result in a proposed transaction, whether any transaction that may be proposed as a result of such process would be acceptable to the Company and the Board or whether any such proposed transaction will be announced or consummated.

•

Even Though Ramtron Invited Cypress to Participate in a Process that Would Give All Interested Parties an Opportunity to Participate, Cypress Chose to Bypass the Process and Commenced the Unsolicited Offer. Ramtron’s management, at the direction of the Strategic Transaction Committee of the Board, invited Cypress to participate in the Company’s process to evaluate its strategic alternatives. Cypress made no effort to participate in the Company’s strategic alternative review process and Cypress commenced the unsolicited Offer on June 21, 2012. The Company believes that full participation by Cypress in the Company’s strategic alternative review process without the pressure of an unsolicited offer is the best way for the Company to maximize value for its stockholders. The Board also believes that seeing the Company’s strategic alternative review process through to completion is one of the ways in which to ensure that Ramtron’s stockholders have the best opportunity to realize a full and fair value on their investment, and that Cypress through its Offer seeks to circumvent, disrupt and prematurely end the Company’s process to the disadvantage of Ramtron’s stockholders.

•

The Offer Values Ramtron at a Price Below Recent Trading Levels. The market price of the Shares has remained above the Offer price of $2.68 per Share since the public announcement of Cypress’s proposal on June 21, 2012. The closing price per Share on the NASDAQ Global Market on July 3, 2012, the last trading day prior to the date of this Statement, was $3.01 which is 12% greater than the Offer price of $2.68 per Share.

•

Ramtron Has Received an Inadequacy Opinion from its Financial Advisor. The Company’s financial advisor, Needham & Company, LLC, delivered an oral opinion to the Board on July 3, 2012, subsequently confirmed in writing, that, as of July 3, 2012, and based upon and subject to the assumptions and other matters set forth in its written opinion, the consideration proposed to be paid to the holders of the Shares (other than Cypress, Purchaser and their respective affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Needham & Company, LLC, dated July 3, 2012, is attached as Annex B to the enclosed Schedule 14D-9.

A complete discussion of these and other significant factors contributing to the Board’s recommendation is included in the enclosed Schedule 14D-9. For the reasons described above and in the enclosed Schedule 14D-9, the Board unanimously recommends that you REJECT the Offer and NOT TENDER your shares pursuant to the Offer.

We urge you to read the Schedule 14D-9 carefully and in its entirety so you will be fully informed as to the Board’s recommendation. If you have questions concerning the Schedule 14D-9 or need additional copies of Ramtron’s publicly filed materials, please contact our Information Agent, Innisfree M&A Incorporated, at (888) 750-5834 (toll free).

We appreciate your continued support as we work to realize the full value of your investment in Ramtron.

Sincerely,

William G. Howard, Jr. Chairman of the Board	Eric A. Balzer Chief Executive Officer